Mail Stop 03-05
								May 27, 2005


Joseph E. Royce
President, Chief Executive Officer and Chairman
TBS International Limited
Commerce Building
Chancery Lane
Jamilton HM 12, Bermuda

Re:	TBS International Limited
	Registration Statement on Form S-1/A
      Filed May 16, 2005
	File No. 333-123157

Dear Mr. Royce,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Artwork
1. Please note that you may use text on the inside front cover page
only to the extent necessary to explain the graphics.  In
addition,
the text should not repeat information already contained in the summary or body of the prospectus. See our more specific comments below and refer generally to Section VIII. of the March 31, 2001 Update to the Current Issues Outline, available on our website at www.sec.gov.
2. With reference to the map showing your principal routes, please
remove the caption "Global Coverage" and accompanying text.   The
information repeats information already disclosed in the prospectus and does not explain anything on the map.
3. We refer to the second and third pages of the art work. Please remove all the graphics that depict products of other companies. Such graphics are potentially misleading and the need for the use of extensive explanatory text makes their presentation in the gatefold inappropriate.
4. Please note that text that accompanies the graphics should not resemble marketing language. In that regard, please remove the following sentences:
* "TBS`s research into Honeywell`s ammonium sulfate fertilizer loading and discharging operations has helped meet Honeywell`s supply chain needs."
* "TBS port captains travel worldwide to ensure safe and reliable loading and discharge of challenging cargoes such as heavy project cargo."
* "Reels of coils for liner customers: TBS has local teams of commercial agents able to develop strong customer relationships."

* Discharge of bulk sugar with scheduled frequency to support the shipper`s inventory management needs."

Capitalization, page 21
5. Revise your capitalization disclosure to clearly indicate the number of existing Class A, Class B, Class C and Convertible preference shares outstanding at March 31, 2005, the number of New Class A and New Class B shares outstanding after adjustment for the changes in capital structure and the number of new Class A shares outstanding after adjustment for your planned public offering.

Unaudited Pro Forma Consolidating Financial Information, page 23
6. We note the changes made to the introductory paragraph to your pro forma financial information in response to our prior comment number four but do not believe that the changes made were fully responsive to our comment. Please revise to clearly disclose the following:

* The number of Class C common shares into which the Company`s outstanding convertible preference shares will be converted.

* The terms of the Series A warrants that will be exercised, including the related exercise price, the proceeds that will be received by the Company on exercise and the number of Class C common shares that will be received upon exercise of the Series A Warrants.

* The number of new Class A and Class B common shares that will be issued in exchange for the outstanding Class A, Class B and Class
C
common shares.

Your revised disclosure should also explain how the conversion prices associated with the Company`s outstanding convertible preference shares, and its outstanding Class A, Class B and Class C common shares were determined. We may have further comment upon review of your revised disclosures. The discussion of the pro forma balance sheet and earnings per share disclosures included in Note 2 to your financial statements should also be revised to include these disclosures.

Unaudited Pro Forma Consolidating Income Statement
7. Please revise footnote (1) to the pro forma consolidating income statement to explain in further detail how the adjustments to the basic and diluted weighted average shares outstanding giving effect to the conversion of convertible preference shares into Class C common shares, to the exercise of substantially all of Series A warrants for Class C common shares and to the conversion of all issued and outstanding Class A, Class B and Class C common shares into new Class A and Class B common shares, were determined.
8. We note the discussion on page 89 indicating that in connection with acquisition of the affiliated service companies, the compensation of certain officers of the Company has been revised. As these revised compensation levels appear to be directly attributable to the acquisitions and will have a continuing impact on the Company`s results of operations, please revise to include a pro forma adjustment in your pro forma consolidated statements of operations giving effect to these revised compensation levels. Refer to the requirements of Rule 11-02(b)(6) of Regulation S-X.
9. Revise to include a pro forma adjustment in the consolidated statements of operations giving effect to the compensation expense associated with the 100,000 restricted shares of Class A common stock that will be issued to the Company`s executive vice president and chief financial officer and the 4,500 restricted Class A common shares to be issued to your independent directors that will vest over a four year period. A pro forma adjustment appears to be required since it appears the issuance of these shares and the related expense to be recognized, is directly attributable to the transactions reflected in your pro forma financial information and will have continuing impact on your results of operations for the four year vesting period.

Notes to the Consolidated Financial Statements

General
10. Please include a "subsequent event" note to disclose the nature and significant terms of the various transactions that will be completed prior to the Company`s planned public offering. In this regard, please disclose the terms of each of the following transactions:

* The various transactions comprising the "recapitalization transaction;"

* The cash award to the chief financial officer and the share award to the employees of Roymar and TBS Shipping Services;

* The 100,000 restricted Class A common shares issued to your chief financial officer and 4,500 restricted Class A common shares issued to the independent directors; and

* The acquisition of the outstanding stock of Roymar and TBS
Shipping
Services.

MD&A should also be revised to include a discussion of all of these transactions and their impact on the Company`s financial condition and future results of operations.

Note 2.  Summary of Significant Accounting Policies
11. We note that effective January 1, 2005 you changed the estimated useful life of vessels from 25 years to 30 years. Please provide us additional detail on the facts and circumstances leading up to this change in estimated useful life. As part of your response, please explain why you believe this change in useful life represents a "change in estimate" rather than a "correction of an error" pursuant to APB 20. We may have future comments based on your response.

Note 12. Shareholders` Equity
12. Based on the current disclosures provided in Note 12, we do not believe that it is clear how many warrants to acquire the various classes of the Company`s outstanding shares are currently outstanding, or their related exercise prices or terms. Please revise the notes to the Company`s financial statements to include a summary of the warrants that are currently outstanding and their related terms. Refer to the disclosure requirements of Rule 4-08(i)
of Regulation S-X.


Exhibit 5.1
13. Please remove the language in parenthesis limiting the definition of Registration Statement in the first paragraph.
14. Please remove opinion 3 as it merely repeats what is opined to in opinion 2.


**********

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Clair Lamoureux at (202) 551-3301 or Linda Cvrkel at (202) 551-3813, if you have questions regarding comments on the financial statements and related matters. Please contact Messeret Nega at (202) 551-3316 or me at (202) 551-3755 with any other questions.

Sincerely,



Max A. Webb
Assistant Director


cc:	Via Facsimile
      Steven R. Finely
      Gibson, Dunn & Crutcher LLP
      (212) 351-4035
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Joseph E. Royce
TBS International Limited
May 27, 2005
Page 5